UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Roger B. Peikin
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

January 31, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No.- 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 10,014,179 shares of Common Stock.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,014,179 shares of Common Stock.
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,014,179 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.44%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).  The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Roger Peikin is the Executive Vice President of Aletheia.

(b)-(f)           Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of January 8, 2010 and an Amendment No. 2 for an event of January 25, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 10,014,179 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $210,138,370 from their working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 57,410,967 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares
Aletheia	10,014,179	17.44%

(b)           Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 10,014,179 shares of the Issuer’s Common Stock.

(c)           See Appendix 1 annexed hereto.

(d)           Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 8, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Roger B. Peikin
Roger B. Peikin,
Executive Vice President

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK  - SINCE LAST FILING

Trade Date	Number of Shares Purchased or Sold	Purchase Price $USD	Share Price

1/21/2010	413,479	7,487,027	18.1074
1/22/2010	362,836	6,610,212	18.2182
1/25/2010	316,524	5,525,899	17.4581
1/26/2010	778,439	15,374,975	19.7510
1/27/2010	287,696	5,276,809	18.3416
1/28/2010	248	4,357	17.5694
1/29/2010	64,905	1,138,802	17.5457